O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RNEBEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2279

April 2, 2024

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk and Brian Soares
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rubric Capital Master Fund LP Xperi Inc. (“Xperi” or the “Company”) PRRN14A filed by Rubric Capital Management LP et al. (the “Proxy Statement”) Filed March 26, 2024 File No. 001-41486

Dear Ms. Chalk and Mr. Soares:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 1, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Rubric Capital Master Fund LP and the other participants in its solicitation and provide the following responses on their behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

Background of the Solicitation, page 5

1.	The Company’s preliminary proxy statement filed on March 25, 2024 (page 50) indicates that representatives of Rubric Capital had been in contact with Mr. Lacey and other members of management of then Xperi Holding Corporation as early as February 2015. Please revise your disclosure to describe these interactions or tell us why you do not believe such disclosure is material to shareholders.

Rubric Capital acknowledges the Staff’s comment and respectfully believes that its disclosure is sufficient as initially presented. As a preliminary matter, Rubric Capital notes that Rubric Capital was not even established until 2016. The Company’s disclosure regarding purported meetings dating back to February 2015 actually refers to interactions with Point72 Asset Management (“Point72”), where David Rosen and Justin Roberts were previously employed, not Rubric Capital. Furthermore, the Company’s disclosure refers to “certain other representatives of Rubric, including Rod Chay and Bobby Swift.” The foregoing individuals were representatives of Point72, not Rubric Capital. To be clear, Point72 has no involvement with this solicitation whatsoever and Rubric Capital is completely independent of Point72. Accordingly, Rubric Capital does not believe that such interactions are material (or relevant) to the Company’s stockholders.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 2, 2024

For the foregoing reasons, Rubric Capital continues to believe that its disclosure “[i]n mid-2016, Rubric Capital became interested in a potential investment in the Company’s predecessor, Tessera Holding Corporation (‘Tessera’), and began conducting due diligence with respect to Tessera[,]” is the first material event leading up to this solicitation.

2.	Refer to your description of the call between Rubric Capital representatives and members of Company management on January 21, 2024 (which the Company’s preliminary proxy statement discloses as taking place on January 22), in which Rubric Capital’s representatives conveyed “Rubric Capital’s intention to nominate Deborah S. Conrad and Mr. Lacey for election to the Board at the Annual Meeting.” However, the Company’s preliminary proxy statement filed on March 25, 2024 (page 50), states that Rubric’s representatives “told the representatives of Xperi that Rubric wanted the Company to commit to replacing half of its independent directors by the end of the week,” and that “Rubric demanded that Mr. Lacey immediately be named Chair of the Board.” Please advise or revise.

Rubric Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following explanation on a supplemental basis. Rubric Capital does not agree with the Company’s characterization of events. Rubric Capital does not believe that it ever demanded that the Company “commit to replacing half of its independent directors by the end of the week” or “demanded that Mr. Lacey immediately be named Chair of the Board.” Instead, Rubric Capital noted the Company’s upcoming nomination deadline (which was at the end of the week) and advised the Company that it intended to nominate Ms. Conrad and Mr. Lacey to replace two independent directors (signaling to Mr. Kirchner that it was not seeking to replace him as CEO with Mr. Lacey). Rubric Capital also expressed its view that Mr. Lacey should become Chairman of the Board as part of a refresh process and made clear that while it hoped to reach a mutually agreeable resolution with the Company, it was prepared to move forward with a proxy contest if no agreement could be reached.

Rubric Capital has revised the Proxy Statement to provide the following:

On January 22, 2024, representatives of Rubric Capital held a call with Messrs. Kirchner, Andersen and Iburg to inform them of Rubric Capital’s intention to nominate Deborah S. Conrad and Mr. Lacey for election to the Board at the Annual Meeting in place of two of the Company’s incumbent independent directors, while highlighting the Board’s poor capital allocation decisions, excessive stock-based compensation policy and lack of action on Perceive as key drivers behind the need for a Board refresh at the Company. Rubric Capital also expressed its view that Mr. Lacey should become Chairman of the Board as part of a refresh process and made clear that while it hoped to reach a mutually agreeable resolution with the Company, it was prepared to move forward with a proxy contest if no agreement could be reached.

Please see page 8 of the Proxy Statement.

April 2, 2024

3.	The Company’s preliminary proxy statement filed on March 25, 2024 (page 52) states that during his interview with members of the Company’s Board on February 19, 2024, Mr. Lacey stated that “the Board should just add the Rubric Nominees and increase the size of the Board from five to seven members and move on.” We also note that the Company’s preliminary proxy statement describes a meeting and a call between Mr. Lacey and Messrs. Kirchner and Seams that took place on February 26 and 27, respectively. Please revise to address these interactions, or advise.

Rubric Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following explanation on a supplemental basis. As set forth in the Proxy Statement, each of the Rubric Capital Nominees is party to a Joint Filing and Solicitation Agreement (which is filed as Exhibit 99.1 to the Schedule 13D filed by Rubric Capital on January 23, 2024). In particular, Section 6 of the Joint Filing and Solicitation Agreement provides that “[e]ach of the undersigned agrees that any filing with the Securities and Exchange Commission, press release or other communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth in Section 4 shall be as directed by Rubric Capital.” Accordingly, Rubric Capital believes that such purported communications between Mr. Lacey and certain members of the Board do not warrant inclusion in the Proxy Statement because such communications were not directed by Rubric Capital, and, in turn, were not communications on behalf of Rubric Capital and the other participants in the solicitation. Instead, to the extent such communications took place, they were in Mr. Lacey’s individual capacity and not as an authorized communication on behalf of Rubric Capital and the other participants in the solicitation in accordance with the terms of the Joint Filing and Solicitation Agreement. As such, Rubric Capital does not believe that a description of such communications is appropriate for inclusion in the Proxy Statement.

Reasons for the Solicitation, page 11

4.	We note your response to prior comment 1. Please supplementally provide us with the year-end and quarterly reports cited in footnote 8 of your revised disclosure.

Rubric Capital acknowledges the Staff’s comment and has included copies of Tobii’s year-end and quarterly reports cited in Footnote 8 as Annex A hereto.

Quorum; broker non-votes; discretionary voting, page 27

5.	Refer to comment 8 in our prior letter and your response. You continue to include language in your proxy statement indicating that a shareholder might not receive proxy materials from the Company. Please revise, or address further in your response how this could occur, given the Company’s obligations under state law.

April 2, 2024

Rubric Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following explanation on a supplemental basis. While Rubric Capital expects that all stockholders will receive proxy materials from the Company and that the Company will satisfy its obligations under Delaware law, it is not in a position to verify whether or not the Company complies with its obligations. In any event, with its disclosure, Rubric Capital was not trying to indicate that the Company may not distribute its materials to all stockholders, instead it was seeking to provide an explanation of the circumstances when broker non-votes could arise (i.e. when a stockholder does not receive proxy materials from both Rubric Capital and the Company). Rubric Capital has rephrased the applicable language as follows to remove any unintended implication that stockholders may not receive proxy materials from the Company:

However, if you do not receive proxy materials from both us and the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you.

Please see page 27 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel